Kingly Chateau Corporation
Unit1705 A, 17 Floor,
Tower1, Silvercord Plaza, No. 30 Canton Road,
TST, Kowloon, Hong Kong.
Tel     852 - 2957 8088
Fax    852 - 2957 8018

July 19, 2011

Mr. Duc Dang
Attorney - Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Kingly Chateau Corporation Amendment No. 2 to Registration Statement on Form 10-12G Filed June 21, 2011 File No. 000-54396

Dear Mr. Dang:

Kingly Chateau Corporation submits this letter to you in response to your letter of July 14, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 3 to the end of this letter.

COMMENT:

General

1.
We note your revised disclosure in response to comment 2 in our letter dated June 3, 2011 regarding the issuance of shares in connection with your financing arrangement.  Please revise your disclosure under Item 10 of this Form 10 to provide the disclosure requested by Item 701 of Regulation S-K for the noted transaction.

RESPONSE:

We acknowledge and accept this comment and have added the following disclosure to item 10 of this Form 10.

On June 1, 2011 we issued an aggregate of 10,000,000 restricted shares of our common stock to OTC Investment Management Group Ltd in exchange for $50,000 in cash pursuant to the terms and conditions set forth in a certain stock purchase agreement (the "Common Stock Purchase Agreement"). Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction. A Copy of the Board Minutes approving the issuance of Common Shares to OTC Investment Management Group Ltd is attached hereto as Exhibit 10.2.

Between June 23, 2011 and July 1, 2011 we issued an aggregate of 612,500 restricted shares of our common stock to 39 investors in exchange for $6,160 in cash pursuant to the terms and conditions set forth in a certain Private Placement Memorandum (the “Private Placement Memorandum”). Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction. A Copy of the Board Minutes approving the issuance of Common Shares at $0.01 per share is attached hereto as Exhibit 10.3.

COMMENT:

2.
Please note that your revised disclosure in response to comments 3 and 8 do not fully answer the prior comments.  Considering you do not have a shareholder base, please revise to discuss the purpose of incurring registration and reporting cost now and the cost of the “extensive 8-K” later, instead of seeking out a private company seeking to go public and aiding such company in its registration via Form 10 at that subsequent point in time.  Also, on page 13, please clarify the barriers eliminated by merging with you instead of a private company filing its own Form 10.

RESPONSE:

We acknowledge and accept this comment and have subsequently accepted investments from 39 investors, which creates a shareholder base that would potentially be attractive to prospective private companies seeking a public listing.

We have also revised page 13 of our Form 10 as follows:

We believe a target business may be interested in a business combination with us because we may help minimize some of the barriers to capital formation that otherwise exist.  Such barriers to entry may include lack of availability of personnel, including legal, necessary to draft and complete a Form 10 registration statement, time constraints requiring the private business and its management to dedicate their time and efforts on business operations of the company rather than all the necessary procedures and drafting of a registration statement as well as a lack of a shareholder base required for a public listing.  While such target businesses will incur expenses associated with reporting requirements, such as a super 8-K containing information similar to that in a registration statement on Form 10, such target companies will avoid the time delays, significant expense and potential loss of voting control which may occur in a typical public offering. Moreover, by merging with us, a target business may be in a better position, either to then conduct a future public offering of its securities, or to undertake a private placement with registration rights, than if it were a privately held company. Further, a business combination with us may help minimize the liquidity discounts a target business may otherwise have to take in a future financing because investors will have a higher degree of confidence public information requirement will be satisfied and a public market may exist for their shares.

COMMENT:

Item 2.   Financial Information Management’s Discussion and Analysis or Plan of Operations, page 12

3.
We reissue comment 10 in our letter dated June 3, 2011 in part.  Please tell us how you estimated the referenced costs.  Also, in light of the fact that theses expenses appear to exceed the capital infusion of $50,000 that you recently received, please tell us how you plan to cover or otherwise defray these expenses.

RESPONSE:

We acknowledge and accept this comment and have revised our disclosure on page 12 as follows:

(ii) Costs relating to consummating an acquisition in the amount of approximately $50,000 to pay for legal fees and audit fees.  We estimate that the cost of an audit to be approximately $35,000 and the associated legal fees to be approximately $15,000.  We anticipate that the costs associated with such a transaction will be borne by incoming acquisition company.  In the event that we do not have the available funds necessary to complete the acquisition, we would need to raise additional capital.  There are no assurances that we will be able to raise the necessary capital and if so, whether such capital would be available at the terms and conditions acceptable by us.

COMMENT:

Item 7.  Certain Relationships and Related Transactions, page 17

4.
We note your response to comment 12 and reissue that comment.  Please review the definition of promoter provided in Rule 405 of Regulation C and revise to identify Tung Yee Shing as your promoter or tell us why he does not fit that definition.

RESPONSE:

We acknowledge and accept this comment and have revised our disclosure on our Form 10  page 17 as follows:

Mr. TUNG Yee Shing serves as our President and Director, Principal Executive Officer and as our Promoter.

Sincerely,

TUNG Yee Shing